UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CYBERONICS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of common stock, Par Value $0.01 Per Share
(Title of Class of Securities)

23251P102
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

David S. Wise
Vice President, General Counsel and Secretary
Cyberonics, Inc.
100 Cyberonics Boulevard
Houston, Texas 77058
(281) 228-7200
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
Copy to:
Zaitun Poonja, Esq.
Jill Mather Bartow, Esq.
Morgan, Lewis, & Bockius LLP
Two Palo Alto Square
Palo Alto, California 94306
(650) 843-4000
CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$6,213,247.34	$190.75
*	The “transaction valuation” set forth above is based on the Black-Scholes option valuation model and assumes that all outstanding options eligible for tender covering an aggregate of 369,928 shares of common stock of Cyberonics, Inc. will be amended pursuant to this offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 5 for fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

ITEM 1. SUMMARY TERM SHEET
ITEM 2. SUBJECT COMPANY INFORMATION
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON
ITEM 4. TERMS OF THE TRANSACTION
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED
ITEM 10. FINANCIAL STATEMENTS
ITEM 11. ADDITIONAL INFORMATION
ITEM 12. EXHIBITS
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3
SIGNATURE
INDEX OF EXHIBITS
Offer to Amend or Replace
Email Announcement of Offer to Amend or Replace
Form of Letter of Transmittal
Frequently Asked Questions
Employee Presentation
Form of Stock Option Amendment and Cash Bonus Agreement
Withdrawal Form
Form of Acknowledgement of Receipt of Letter of Transmittal/Withdrawal Form
Form of Reminder of Expiration Date
Form of Notice of Expiration of Offer, Amendment or Replacement of Eligible Options and Commitment to Pay Cash Bonus
1996 Stock Option Plan, as amended
Form of Notice of Stock Option Grant and Stock Option Agreement
Form of Stock Option Agreement under the 2005 Stock Plan
1998 Stock Option Plan
Form of Stock Option Agreement under the 1998 Stock Option Plan

ITEM 1. SUMMARY TERM SHEET.
The information set forth under “Summary Term Sheet” in the Offer to Amend or Replace Eligible Options, dated June 7, 2007 (the “Offer to Amend or Replace”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.
ITEM 2. SUBJECT COMPANY INFORMATION.
(a) The name of the issuer is Cyberonics, Inc., a Delaware corporation (the “Company”); the address of its principal executive offices is 100 Cyberonics Boulevard, Houston, Texas 77058; and its telephone number is (281) 228-7200. The information set forth in the Offer to Amend or Replace under Section 11 (“Information Concerning Cyberonics”) is incorporated herein by reference.
(b) This Tender Offer Statement on Schedule TO relates to an offer (the “Offer”) by the Company to amend outstanding “Eligible Options” (as defined in the Offer to Amend or Replace) held by current employees of the Company as of the Expiration Date (as defined below) who are subject to income taxation in the United States (“Eligible Optionees”) so that they may avoid potential adverse tax consequences under Internal Revenue Code Section 409A. Each eligible participant may elect to amend his or her Eligible Option to increase the exercise price per share of the Company’s common stock, par value $0.01 per share, purchasable thereunder and become eligible to receive a special Cash Bonus (as defined in the Offer to Amend or Replace) from the Company, all upon the terms and subject to the conditions set forth in the Offer to Amend or Replace and the related form of Letter of Transmittal attached hereto as Exhibit (a)(3). Certain tendered Eligible Options may, in lieu of such amendment, be cancelled and replaced with new options that will be exactly the same as the cancelled options, with the same exercise price per share, vesting schedule and expiration date, but with a new grant date. The Offer is currently set to expire at 11:59 p.m. Central Time on July 6, 2007 but may be extended (the “Expiration Date”). As of June 6, 2007, Eligible Options to purchase 369,928 shares of the Company’s common stock were outstanding.
The information set forth in the Offer to Amend or Replace on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Optionees; Eligible Options; Amendment of Eligible Options and Cash Bonus; Cancellation of Eligible Options and Grant of New Options; Expiration Date; Additional Considerations”), Section 3 (“Status of Eligible Options Not Amended or Replaced”), Section 6 (“Acceptance of Eligible Options for Amendment or Replacement and Commitment to Pay Cash Bonus”) and Section 9 (“Source and Amount of Consideration; Terms of Amended Options or New Options”) is incorporated herein by reference.
(c) The information set forth in the Offer to Amend or Replace under Section 8 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.
ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.
(a) The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule I to the Offer to Amend or Replace (“Information Concerning the Directors and Executive Officers of Cyberonics, Inc.”) is incorporated herein by reference.
ITEM 4. TERMS OF THE TRANSACTION.
(a) The information set forth in the Offer to Amend or Replace on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Optionees; Eligible Options; Amendment of Eligible Options and Cash Bonus; Cancellation of Eligible Options and Grant of New Options; Expiration Date; Additional Considerations”), Section 3 (“Status of Eligible Options Not Amended or Replaced”), Section 4 (“Procedures for Tendering Eligible Options”), Section 5 (“Withdrawal Rights”), Section 6 (“Acceptance of Eligible Options for Amendment or Replacement and Commitment to Pay Cash Bonus”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of Amended Options or New Options”), Section 10 (“Amended Options and New Options Will Not Differ from Eligible Options”), Section 13 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”), Section 14 (“Legal Matters; Regulatory Approvals”), Section 15 (“Material U.S. Federal Income Tax Consequences”), Section 16 (“Extension of the Offer; Termination; Amendment”) and Section 19 (“Forward-Looking Statements; Miscellaneous”), is incorporated herein by reference.
(b) The information set forth in the Offer to Amend or Replace under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and

Officers”) is incorporated herein by reference.
ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.
(a) The information set forth in the Offer to Amend or Replace under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference. The Cyberonics, Inc. 1996 Stock Option Plan and Cyberonics, Inc. 2005 Stock Plan, pursuant to which the Eligible Options have been granted are attached hereto as Exhibits (d)(1) and (d)(3), respectively, and contain information regarding the subject securities. The Cyberonics, Inc. 1998 Stock Option Plan, as amended, pursuant to which new options will be granted in cancellation and replacement of certain Eligible Options is attached hereto as Exhibit (d)(5) and contains information regarding the subject securities.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
(a) The information set forth in the Offer to Amend or Replace under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.
(b) The information set forth in the Offer to Amend or Replace under Section 6 (“Acceptance of Eligible Options for Amendment or Replacement and Commitment to Pay Cash Bonus”) and Section 13 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.
(c) The information set forth in the Offer to Amend or Replace under Section 1 (“Eligible Optionees; Eligible Options; Amendment of Eligible Options and Cash Bonus; Cancellation of Eligible Options and Grant of New Options; Expiration Date; Additional Considerations”) is incorporated herein by reference.
ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
(a) The information set forth in the Offer to Amend or Replace under Section 9 (“Source and Amount of Consideration; Terms of Amended Options or New Options”) and Section 17 (“Fees and Expenses”) is incorporated herein by reference.
(b) The information set forth in the Offer to Amend or Replace under Section 7 (“Conditions of the Offer”) is incorporated herein by reference.
(d) Not applicable.
ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
(a) The information set forth in the Offer to Amend or Replace under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.
(b) The information set forth in the Offer to Amend or Replace under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.
ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.
(a) Not applicable.
ITEM 10. FINANCIAL STATEMENTS.
(a) The information set forth in the Offer to Amend or Replace under Section 11 (“Information Concerning Cyberonics”) and Section 18 (“Additional Information”) is incorporated herein by reference. Item 8 (“Financial Statements and Supplementary Data”) of the Company’s Annual Report on Form 10-K for its fiscal year ended April 28, 2006 and Item 1 of the Company’s Quarterly Report on Form 10-Q for its quarter ended January 26, 2007 are incorporated herein by reference.
(b) Not applicable.
(c) Summary Information. The information set forth in the Offer to Amend or Replace under Section 11 (“Information Concerning Cyberonics”) is incorporated herein by reference.

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ITEM 11. ADDITIONAL INFORMATION.
(a) The information set forth in the Offer to Amend or Replace under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) and Section 14 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.
(b) Not applicable.
ITEM 12. EXHIBITS.

(a)(1)	Offer to Amend or Replace, dated June 7, 2007.

(a)(2)	Email Announcement of Offer to Amend or Replace, dated June 7, 2007.

(a)(3)	Form of Letter of Transmittal.

(a)(4)	Frequently Asked Questions.

(a)(5)	Employee Presentation.

(a)(6)	Form of Stock Option Amendment and Cash Bonus Agreement.

(a)(7)	Withdrawal Form.

(a)(8)	Form of Acknowledgement of Receipt of Letter of Transmittal/Withdrawal Form.

(a)(9)	Form of Reminder of Expiration Date.

(a)(10)	Form of Notice of Expiration of Offer, Amendment or Replacement of Eligible Options and Commitment to Pay Cash Bonus.

(a)(11)	Cyberonics, Inc. Annual Report on Form 10-K for the year ended April 28, 2006, filed with the Securities and Exchange Commission (the “SEC”) January 5, 2007, is incorporated herein by reference.

(a)(12)	Cyberonics, Inc. Quarterly Report on Form 10-Q for the quarter ended January 26, 2007 filed with the SEC March 7, 2007, is incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Cyberonics, Inc. 1996 Stock Option Plan, as amended.

(d)(2)	Form of Notice of Stock Option Grant and Stock Option Agreement under the Cyberonics, Inc. 1996 Stock Option Plan.

(d)(3)	Cyberonics, Inc. 2005 Stock Plan is incorporated herein by reference from Annex A to the Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 14, 2005.

(d)(4)	Form of Stock Option Agreement under the Cyberonics, Inc. 2005 Stock Plan.

(d)(5)	Cyberonics, Inc. 1998 Stock Option Plan, as amended.

(d)(6)	Form of Notice of Stock Option Grant and Stock Option Agreement under the Cyberonics, Inc. 1998 Stock Option Plan.

(g)	Not applicable.

(h)	Not applicable.
ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

(a)	Not applicable.

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SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CYBERONICS, INC.

By:	/s/ David S. Wise

David S. Wise
Vice President, General Counsel and Secretary

Date:	June 7, 2007

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INDEX OF EXHIBITS

EXHIBIT
NUMBER	DESCRIPTION
(a)(1)	Offer to Amend or Replace, dated June 7, 2007.

(a)(2)	Email Announcement of Offer to Amend or Replace, dated June 7, 2007.

(a)(3)	Form of Letter of Transmittal.

(a)(4)	Frequently Asked Questions.

(a)(5)	Employee Presentation.

(a)(6)	Form of Stock Option Amendment and Cash Bonus Agreement.

(a)(7)	Withdrawal Form.

(a)(8)	Form of Acknowledgement of Receipt of Letter of Transmittal/Withdrawal Form.

(a)(9)	Form of Reminder of Expiration Date.

(a)(10)	Form of Notice of Expiration of Offer, Amendment or Replacement of Eligible Options and Commitment to Pay Cash Bonus.

(a)(11)	Cyberonics, Inc. Annual Report on Form 10-K for the year ended April 28, 2006, filed with the SEC January 5, 2007, is incorporated herein by reference.

(a)(12)	Cyberonics, Inc. Quarterly Report on Form 10-Q for the quarter ended January 26, 2007 filed with the SEC March 7, 2007, is incorporated herein by reference.

(b)	Not applicable.

(d)(1)	Cyberonics, Inc. 1996 Stock Option Plan, as amended.

(d)(2)	Form of Notice of Stock Option Grant and Stock Option Agreement under the Cyberonics, Inc. 1996 Stock Option Plan.

(d)(3)	Cyberonics, Inc. 2005 Stock Plan, is incorporated herein by reference from Annex A to the Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 14, 2005.

(d)(4)	Form of Stock Option Agreement under the Cyberonics, Inc. 2005 Stock Plan.

(d)(5)	Cyberonics, Inc. 1998 Stock Option Plan, as amended.

(d)(6)	Form of Notice of Stock Option Grant and Stock Option Agreement under the Cyberonics, Inc. 1998 Stock Option Plan.

(g)	Not applicable.

(h)	Not applicable.